mk

08031103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 3 1 2008

Washington, DC 110

SEC FILE NUMBER
8-39031

Best Available Copy

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEGATE SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40th STREET, FOURTH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

*****

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007 AND 2006

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
March 26, 2008

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ **910,071**	$ 338,136
Securities owned, at market value	**453,633**	278,773
Receivable from clearing broker, net	**1,058,470**	3,405,653
Loans receivable from affiliates, including accrued interest of $9,719 and $182,783, respectively	**7,829,412**	7,281,004
Investment	**1,005,000**	-
Due from other related parties	**458,024**	450,800
Due from affiliates	**183,886**	49,105
Due from stockholder	**98,306**	59,000
Prepaid income taxes	**79,804**	5,150
Prepaid expenses and other current assets	**95,627**	57,396
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $1,148,564 and $1,033,818, respectively	**149,833**	215,575
Restricted collateral deposit	**60,000**	60,000
Security deposits	**50,481**	52,880
Total assets	**$ 12,432,547**	$ 12,253,472

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities:		
Obligations under capital leases	$ 5,692	$ 37,500
Securities sold, not yet purchased, at market value	18,600	-
Income taxes payable	1,500	28,298
Retirement plan contributions payable	263,471	219,963
Accrued expenses payable	326,498	400,895
Deferred rent payable	224,588	135,044
Security deposits payable	16,597	8,298
Due to stockholders	661,330	364,800
Total liabilities	1,518,276	1,194,798
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	400,000	150,000
Retained earnings	10,514,271	10,908,674
Total stockholders' equity	10,914,271	11,058,674
Total liabilities and stockholders' equity	$ 12,432,547	$ 12,253,472

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Commissions	$ 10,023,369	$ 8,549,059
Principal transactions	173,883	35,323
Syndications	2,846	18,000
Interest and dividends	7,713,881	3,019,517
Other income	-	314,000
Total revenues	17,913,979	11,935,899
Expenses:		
Employee compensation and benefits	10,828,540	4,482,825
Transaction and clearance fees	738,861	747,537
Charitable contributions	3,070,030	1,741,287
Other operating expenses	950,881	1,047,879
Rent and utilities	395,402	372,545
Professional fees	298,916	578,433
Communication and information systems	410,536	501,248
Interest expense	5,325	8,185
Depreciation and amortization	114,746	129,230
Total expenses	16,813,237	9,609,169
Income before provision for income taxes	1,100,742	2,326,730
Provision for income taxes	295,145	318,381
Net income	$ 805,597	$ 2,008,349

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2006	$ 150,000	$ 11,300,325	$ 11,450,325
Net income for the year ended December 31, 2006		2,008,349	2,008,349
Less distributions to stockholders		(2,400,000)	(2,400,000)
Balance at January 1, 2007	$ 150,000	$ 10,908,674	$ 11,058,674
Stockholders' capital contributions during 2007	250,000		250,000
Net income for the year ended December 31, 2007		805,597	805,597
Less distributions to stockholders		(1,200,000)	(1,200,000)
Balance at December 31, 2007	$ 400,000	$ 10,514,271	$ 10,914,271

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 805,597	$ 2,008,349
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	114,746	129,230
Deferred rent payable	89,544	128,095
Unrealized (gain) loss in marketable securities	(154,100)	50,784
Unrealized (gain) loss in investment	(5,000)	-
Changes in assets and liabilities:		
Securities owned, at market value	(20,760)	(11,371)
Receivable from clearing brokers, net	2,347,183	(3,021,182)
Interest receivable	173,064	(64,094)
Prepaid income taxes	(74,654)	123,550
Prepaid expenses and other current assets	(38,231)	62,039
Security deposits	2,399	(20,746)
Securities sold, not yet purchased, at market value	18,600	-
Income taxes payable	(26,798)	28,298
Retirement plan contributions payable	43,508	91,742
Accrued expenses payable	(74,397)	90,034
Security deposit payable	8,299	8,298
Net cash provided by (used in) operating activities	3,209,000	(396,974)
Cash flows from investing activities:		
Investment in private placement	(1,000,000)	-
Purchase of fixed assets	(49,004)	(10,763)
Net cash used in investing activities	(1,049,004)	(10,763)
Cash flows from financing activities:		
Principal payments under capital lease obligations	(31,808)	(42,230)
Net (increase) decrease in loans receivable from affiliates	(1,921,472)	129,178
Increase in due from other related parties	-	261,303
Net increase in due from affiliates	(134,781)	(49,105)
Decrease in due to affiliate	-	(1,400,000)
Increase (decrease) in due to stockholders	500,000	(1,000,000)
Distributions to stockholders	-	(1,500,000)
Net cash used in financing activities	(1,588,061)	(3,600,854)
Increase (decrease) in cash and cash equivalents	571,935	(4,008,591)
Cash and cash equivalents at beginning of year	338,136	4,346,727
Cash and cash equivalents at end of year	$ 910,071	$ 338,136

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker-dealer on a fully disclosed basis. The Company, a New York State S Corporation, is headquartered in New York City and established a branch office in Israel in November 2006. The Company had also maintained a branch office in Florida which was closed in July 2007.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Syndication revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an agent.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - For financial reporting purposes depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal, Florida, and New York State income tax law. Accordingly, no provision has been made

for Federal and Florida income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2007 presentation.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. In addition, the Company maintains securities accounts with its clearing broker; these accounts contain significant cash balances (See Note 4).

The Company maintains its cash balances and temporary cash investments with high credit quality banking institutions. At times the balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

Loans receivable from the various variable interest entities represent significant concentrations (See Note 8).

Management does not expect any loss to result from any of its concentrations of credit risk.

For the years ended December 31, 2007 and 2006, approximately 50% and 65%, respectively, of commission revenues were derived from one customer.

4) RECEIVABLE FROM CLEARING BROKER:

In March 2005, the Company entered into an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2007 and 2006, is a deposit of $100,000 required by NFS for operating the accounts. (See Note 9 (b))

5) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2007		2006	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Municipal bonds	$ 5,178	$ -	$ 5,148	$ -
Corporate stocks	427,695	18,600	273,625	-
US Treasury bills	20,760	-	-	-
	$ 453,633	$ 18,600	$ 278,773	$ -

6) INVESTMENT:

In October 2007 the Company invested $1,000,000 in a private placement offering by IBEX Hedge Index Tracker Fund, LLC (IBEX), a Delaware Limited Liability Company organized in October 2007. At December 31, 2007 the investment represents 16.7% of the membership interests of IBEX.

IBEX is a feeder fund which invested its proceeds in the IBEX Hedge Index Tracker Master Fund, Ltd, a Cayman Islands exempted limited company organized in October 2007. (the "Master Fund") The shared investment objective of the two funds is to participate in an investment reflecting the performance of hedge funds as an asset class through the purchase of leveraged or unleveraged options, the values of which are linked to the broad-based RBC Hedge 250 Index.

Both funds are managed by IBEX Investment Management, LLC, a Delaware Limited Liability Company organized in August 2007, an affiliate of the Company through common ownership.

7) OBLIGATIONS UNDER CAPITAL LEASES:

Obligations under capital leases consist of various financing arrangements entered into by the Company to acquire certain equipment. The financing agreements bear interest at rates ranging from 11.4% to 18.7% per annum, with monthly payments ranging from $372 to $1,460,

and maturities from November 2006 to April 2008. The obligations totaled $5,692 and $37,500 at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the equipment relating to capital leases totaled $138,286 with accumulated amortization totaling $131,101 and $97,689, respectively. Depreciation expense relating to capital leases totaled $33,411 and $38,724 for 2007 and 2006, respectively.

The following is a schedule of future minimum lease payments as of December 31, 2007:

	Amount
Minimum lease payments for the year ending December 31, 2008	$ 5,840
Less: interest portion of payments	149
Present value of future minimum lease payments	$ 5,692

8) RELATED PARTY TRANSACTIONS:

Loans Receivable from Unconsolidated Variable Interest Entities – From 1995 through 2007 the Company advanced funds to the following variable interest entities (VIEs) that are affiliated through common ownership:

			Loans Receivable at	
	Date of Inception	Type of Business	December 31, 2007	December 31, 2006
Middlegate Aviation, LLC	6/07/01	Transportation	$ 125,005	$ 1,166,185
Middlegate HCV5 Ventures, LLC	6/11/98	Investment Holdings	250,299	239,192
Middlegate HCV6, LLC	6/26/00	Investment Holdings	636,820	607,873
Middlegate Insurance Agency, LLC	2/17/95	Insurance Broker	2,066	100,883
Middlegate Mortgage, LLC	12/18/02	Mortgage Broker	206,137	12,460
Middlegate Ventures, LLC	6/23/00	Investment Holdings	6,537,595	5,071,444
Other entities	Various	Various	71,490	82,967
			$ 7,829,412	$ 7,281,004

The loans bear interest based on the Mid Term Applicable Federal Rate, have no definitive due date and are personally guaranteed by the respective members of the affiliated limited liability company, pro-rata to their membership interest in the entity. For the years ended December 31, 2007 and 2006, the effective interest rates were 4.64% and 4.79%, respectively. Interest income for the years ended December 31, 2007 and 2006 with respect to these loans totaled $358,924 and $358,325, respectively.

These VIEs are included in the scope of Revised Interpretation No.46 (FIN46(R)), Consolidation of Variable Interest Entities; however, the Company has determined that it is not the primary beneficiary of any of the entities and therefore they do not require consolidation in the Company's financial statements. The VIEs have no debt with other third parties with the exception of a single VIE that is obligated to third parties, including a bank, in the amounts of $23,002,927 and $3,785,784 at December 31, 2007 and 2006, respectively, which is fully secured by the VIE's assets. The Company has not issued any guarantees relating to the VIEs; however, certain members of the Company have issued guarantees for a VIE related to a bank loan in the amount of $4,824,996. The Company's maximum exposure to loss would be limited to the loans it made to the VIEs (See Note 10(a)(ii)). The VIEs have total assets at December 31, 2007 and 2006 of approximately $30,159,000 (unaudited) and $14,825,000 (unaudited), respectively.

Investment - See Note 6.

Due from Other Related Parties - The balance due from other related parties at December 31, 2007 and 2006 totaling $458,024 and $450,800, respectively, represents amounts due from members of certain affiliates, which are non-interest bearing and due on demand.

Due from Affiliates - The balance due from affiliates at December 31, 2007 and 2006 totaling $183,886 and $49,105, respectively, consists primarily of rent due in connection with office space subleased to certain affiliates (See Note 10 (a) (ii)).

Due from Stockholder - The balance at December 31, 2007 and 2006 in the amount of $98,306 and $59,000, respectively, represents non-interest bearing advances to a stockholder and are due on demand.

Due to Stockholders - The balance due at December 31, 2007 and 2006 in the amounts of $661,330 and $364,800, respectively, represent non-interest bearing advances from stockholders and are due on demand.

Leases - See Note 10(a)(i) and (ii).

Shared Costs - During 2006 the Company shared office space as well as certain administrative costs with an affiliate. The charges to the affiliate for these costs totaled $314,000 and are reported as other income.

9) RETIREMENT PLANS:

The Company maintains a deferred compensation plan for its eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. Retirement plan expense for the years ended December 31, 2007 totaled $262,375 and $439,963, respectively.

10) COMMITMENTS:

a) Leases -

i) The Company leased its New York City office under a ten-year operating lease which expired on May 31, 2006. Effective May 31, 2006, the lease was amended and the term was extended until May 31, 2016. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of an equal amount. The amended lease provides for rent abatement for the initial year of the new lease term and requires monthly payments of $20,280 from June 2007 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with SFAS No. 13 - "Accounting for Leases", the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months. In addition, the Company subleases a portion of the premises to several VIEs on an informal month to month basis. The sublease income was $48,000 and $56,000 for the years ended December 31, 2007 and 2006, respectively.

ii) In May 2006, the Company leased additional office space pursuant to an operating lease agreement expiring April 2010. The lease requires monthly rental payments of $20,240 for the first 9 months of the lease term and then $20,746 per month for the remaining 36 months and is subject to certain escalations in real estate taxes and certain operating expenses over the base year. The entire space is subleased on an informal month to month basis to several affiliated entities including VIEs. The rent charged to the affiliates equals the Company's rent obligation to the landlord resulting in the rent expense being fully offset by the sublease rental income. In connection with the sublease arrangement with some of those affiliates, the Company is holding security deposits totaling $16,597 and $8,298 at December 31, 2007 and 2006, respectively.

iii) In July 2000, the Company entered into a lease for storage space. The lease agreement expires July 31, 2008 and requires a security deposit of $3,750 and an annual base rent of $15,000.

iv) Effective June 28, 2005, in connection with its Florida branch office, the Company entered into a three year lease agreement with an option to renew for an additional two years. The lease requires a monthly base rent of $6,241 plus the Company's pro rata share of the building's operating expenses, as defined in the lease. The lease also provides for a 4% annual increase and requires a security deposit of $25,985. In July 2007, in connection with the closing of its Florida branch, the Company vacated the premises. The Company intends to continue making the lease payments under the terms of its original lease agreement through June 30, 2008.

Upon the closing of the Florida branch office, the fair value of the future lease payments less estimated sub-lease rental income that reasonably could be obtained, totaling $37,426 was expensed and recognized as a liability in accordance with FASB No.146 "Costs Associated with Exit or Disposal Activities". Rent expense for the period from the closing of the branch through December 31, 2007, totaled $69,269 and is included in rent and utilities on the statement of income. The Company did not sublease the premises during 2007 and accordingly this was reflected in the increased rent expense for the period.

The liability at December 31, 2007 was computed as follows:

Accrual as of July 18, 2007	$ 37,426
Amortization based on actual lease payments through December 31, 2007	(16,811)
Balance as of December 31, 2007	$ 20,615

Total payments expected to be made on the lease, which expires in June 2008, will be $59,311.

The following is a schedule of future minimum lease payments as of December 31, 2006:

Year Ending December 31,	Amount
2008	$ 538,508
2009	492,312
2010	284,852
2011	257,920
2012	268,320
Thereafter	916,760
	$ 2,758,672

Rent expense for the years ended December 31, 2007 and 2006 totaled $378,793 and $445,729, respectively, and is reflected net of sublease rental income in 2007 and 2006 in the amounts of $348,026 and $280,551, respectively.

b) Clearing Agreement - In March 2005 the Company entered into a clearing agreement with NFS. (See Note 4) In January 2007, the agreement was amended and the initial term was extended until October 31, 2011. In the event the Company terminates the agreement with NFS prior to the expiration date, the Company is required to pay $40,000 per month for the remaining term of the agreement.

c) Employment Agreements - In connection with maintaining its Florida office the Company entered into employment agreements with two individuals employed as brokers. The respective agreements provided for the base salary, commission, and minimum bonus of the employee. In addition, the agreements provided for an additional bonus equal to five (5%) percent of the net profit of the Florida office as defined in the agreements. The employment agreement with one of the employees was terminated as of December 31, 2006 pursuant to the terms of the Separation Agreement and Release, which required the payment of $80,000 in accrued bonuses as of December 31, 2006. The amount was paid in full in 2007. The employment agreement with the other employee was terminated on June 15, 2007 upon the closing of the Florida branch. Accrued expenses payable at December 31, 2007 includes a liability of $100,000 of compensation in connection with this agreement, however, the Company is contesting this amount in an arbitration proceeding. Total compensation costs in connection with the agreements for the years ended December 31, 2007 and 2006 were $85,000 and $396,666, respectively.

11) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2007, the Company's net capital of $783,488 exceeded minimum requirements by $533,488.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

12) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for interest and income taxes for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Interest	$ **5,325**	$ 8,185
Income taxes	**395,597**	177,033

(c) Noncash investing and financing activities:

In 2007, the Company's stockholders converted loans payable to them by the Company, in the amount of $212,500, to capital.

During 2007, certain stockholders of the Company, who are also members of two affiliates, personally assumed $1,192,776 of loans receivable from the affiliates which was treated as a distribution to them by the Company. In addition, the other members of the affiliates personally assumed $7,224 of the loan payable to the Company resulting in a balance sheet reclassification.

During 2006, certain stockholders of the Company, who are also members of an affiliate, personally assumed $641,700 of a loan receivable from the affiliate which was treated as a distribution to them by the Company. In addition, the other members of the affiliate personally assumed $258,300 of the loan payable to the Company resulting in a balance sheet reclassification.

SUPPLEMENTARY INFORMATION

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Net capital:		
Total stockholders' equity from statement of financial condition		$ 10,914,271
Add: Present value of lease costs related to closed branch		20,615
Add: Taxes related to non-allowable assets		860
Total capital and allowable credits		10,935,746
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable from affiliates, including accrued interest of $9,719	$ 7,829,412	
Investment	1,005,000	
Due from other related parties	458,024	
Due from affiliates	183,886	
Due from stockholder	98,306	
Prepaid income taxes	79,804	
Prepaid expenses and other current assets	95,627	
Furniture, equipment, computer software and leasehold improvements, net	149,833	
Restricted collateral deposit	60,000	
Security deposits	50,481	10,010,373
Net capital before haircuts		925,373
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
US government obligations	104	
Municipal bonds	207	
Corporate stock	64,154	
Undue concentrations	49,636	114,101
Net capital		$ 811,272
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 561,272

There are no material differences between the audited Computation of Net Capital included above and the corresponding net capital computation included in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2007.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N. Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Making periodic computations of aggregate debits

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
March 26, 2008

END